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[GRAHPHIC]
                                                                    Exhibit 99.1

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
NEWS RELEASE
Completel Europe N.V.                        Investor Contact:
Blaak 16                                     Catherine Blanchet, Director of Investor Relations
3011 TA Rotterdam                            Tel: +33 1 72 92 20 32
The Netherlands                              e-mail : ir@completel.fr
+31 10 43 00 844
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ParisBourse: CPT
Ticker : CLTL

May 16th, 2003

           COMPLETEL'S GENERAL MEETING OF SHAREHOLDERS APPROVES ALL
                             PROPOSED RESOLUTIONS

PARIS, May 16, 2003 - Completel Europe N.V. announced that the Annual General Meeting of its Shareholders held yesterday has approved all of the proposed resolutions. As a result, the following were approved:

1. Completel's statutory annual accounts for the fiscal year ended December 31, 2002, as required under Dutch law;

2. the discharge of the Board of Management and Supervisory Board for the exercise of their duties during the financial year 2002;

3. a proposal to authorize the Board of Management, for an 18 month period, to purchase, subject to the approval of the Supervisory Board, fully paid up shares in the capital of the Company for a per share consideration (1) not less than the nominal value of these shares and (2) not more than 100% of the highest stock exchange rate quoted on the Bourse de Paris in the 30 days period preceding the date on which the shares are purchased by the Company, provided that the nominal value of the shares to be acquired, together with shares the Company already holds or holds in pledge, either directly or through a subsidiary, does not exceed one-tenth of the Company's total issued and outstanding share capital;

4. the appointment of Mr. Alexandre Westphalen to the Board of Management;

5. the appointment of Mr. Jean-Marie Descarpentries and Mr. Dominique Vignon as Supervisory Directors C;

6. the appointment of Deloitte & Touche as the Auditors for 2003;

Completel Europe NV (ParisBourse: CTL).
Completel is a leading national infrastructure-based carrier serving medium and large businesses in France.


Paris office: Tour

          Egee, 9-11 allee de l'Arche, 92671 Courbevoie Cedex, FRANCE
                            Tel : +33 1 72 92 20 00
                               www.completel.com

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